33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

January 31, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

T~~he Chuo Mitsui Trust and Banking~~ Company, ~~Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

**BUSINESS RESULTS FOR THE 3RD QUARTER OF FISCAL YEAR 2007**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

08000574

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
FEB 0 8 2008
THOMSON
FINANCIAL

(共Ea40 貯外15.5 2000 NCR)

# Chuo Mitsui Trust Holdings, Inc.

Business Results for the 3rd Quarter of Fiscal Year 2007 <Consolidated>

33-1, Shiba 3-chome, Minato-Ku, Tokyo 105-8574 Japan

Listed Stock Exchanges Tokyo, Osaka, Nagoya

Stock Code Number: 8309

(URL http://www.chuomitsui.jp/)

President: Kazuo Tanabe

1.Business Results for the 3rd Quarter of Fiscal Year 2007 (from April 1, 2007 to December 31, 2007)

(1)Business Results

<Note>Amounts less than million yen are omitted

| | Ordinary Income | (year on year change) | Ordinary Profit | (year on year change) | Net Income | (year on year change) |
|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % |
| 3rd Quarter FY2007 | 346,936 | 9.5 | 105,285 | 2.2 | 63,067 | (25.5) |
| 3rd Quarter FY2006 | 316,868 | (2.7) | 103,053 | (3.7) | 84,708 | (10.7) |
| FY2006 | 447,101 | | 159,973 | | 112,793 | |

| | Net Income per Common Share | Net Income per Common Share(Diluted) |
|---|---|---|
| | yen | yen |
| 3rd Quarter FY2007 | 66.20 | 35.14 |
| 3rd Quarter FY2006 | 97.43 | 47.23 |
| FY2006 | 123.33 | 62.88 |

*Note: Percentage figures represent rate of increase or decrease in comparison with the same period previous year*

(2)Financial Position

| | Total Assets | Net Assets | Net Assets Ratio | Net Assets per Common Share |
|---|---|---|---|---|
| | yen in millions | yen in millions | % | yen |
| 3rd Quarter FY2007 | 14,484,279 | 1,086,550 | 6.8 | 625.92 |
| 3rd Quarter FY2006 | 13,961,169 | 1,030,155 | 6.7 | 584.63 |
| FY2006 | 14,090,523 | 1,137,364 | 7.1 | 661.98 |

2. Estimate for This Fiscal Year (from April 1, 2007 to March 31, 2008)

| | Ordinary Income | [year on year change] | Ordinary Profits | [year on year change] | Net Income | [year on year change] | Estimate of Net Income per Common Share |
|---|---|---|---|---|---|---|---|
| | yen in millions | % | yen in millions | % | yen in millions | % | Yen |
| Annual | 470,000 | 5.1 | 155,000 | (3.1) | 85,000 | (24.6) | 82.02 |

The above estimates are based on information available at this moment and plan. Actual results may differ form the estimates, depending on future events.

With regard to the estimates for the fiscal year, there are no changes in the estimated figures announced on November19, 2007.

3. Others

(1) Changes in important Subsidiaries and Affiliates (Specified Subsidiary): None

(2) Adoption of simplified accounting methods: None

(3) Changes in the accounting methods from the ones applied in the previous year: None

(4) Audit by certified public accountant or audit corporation: None

# Chuo Mitsui Trust Holdings, Inc.

## Consolidated Balance Sheets

| (in millions of yen) | As of March 31, 2007 | As of December 31, 2007 | change | As of December 31, 2006 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and due from banks | 498,096 | 305,808 | (192,288) | 351,953 |
| Call loans and bills bought | 111,121 | 221,233 | 110,112 | 7,257 |
| Receivables under resale agreements | - | - | - | 900 |
| Receivables under securities borrowing transactions | 80,099 | 241,287 | 161,188 | 110,893 |
| Monetary claims bought | 104,146 | 106,581 | 2,435 | 98,986 |
| Trading assets | 52,803 | 117,078 | 64,274 | 77,383 |
| Money held in trust | 2,710 | 2,734 | 24 | 2,741 |
| Securities | 4,511,730 | 4,725,803 | 214,072 | 4,400,769 |
| Loans and bills discounted | 7,377,362 | 7,454,694 | 77,332 | 7,263,062 |
| Foreign exchanges | 940 | 958 | 18 | 965 |
| Other assets | 351,678 | 458,941 | 107,262 | 364,476 |
| Tangible fixed asests | 203,672 | 134,049 | (69,622) | 204,602 |
| Intangible fixed asects | 77,163 | 71,645 | (5,518) | 75,925 |
| Deferred tax assets | 82,850 | 91,624 | 8,773 | 130,578 |
| Customers' liabilities for acceptances and guarantees | 711,121 | 633,483 | (77,637) | 935,516 |
| Reserve for possible loan losses | (74,974) | (81,644) | (6,670) | (64,843) |
| **Total assets** | **14,090,523** | **14,484,279** | **393,756** | **13,961,169** |
| **LIABILITIES** | | | | |
| Deposits | 8,143,660 | 8,199,560 | 55,899 | 8,361,361 |
| Negotiable certificates of deposit | 386,050 | 543,120 | 157,070 | 445,380 |
| Call money and bills sold | 547,378 | 569,842 | 22,464 | 224,346 |
| Payables under repurchase agreements | 114,467 | 60,188 | (54,278) | 106,133 |
| Payables under securities lending transactions | 1,062,543 | 1,363,445 | 300,901 | 981,804 |
| Trading liabilities | 4,398 | 5,741 | 1,343 | 5,104 |
| Borrowed money | 393,235 | 474,369 | 81,134 | 271,371 |
| Foreign exchanges | 48 | 4 | (44) | 14 |
| Subordinated bonds | 195,119 | 188,127 | (6,992) | 206,044 |
| Subordinated convertible bonds | 47 | - | (47) | 47 |
| Payables to trust account | 1,222,593 | 1,101,660 | (120,933) | 1,175,768 |
| Other liabilities | 131,796 | 233,742 | 101,946 | 184,951 |
| Reserve for employee' bonus payment | 3,247 | 62 | (3,185) | 73 |
| Reserve for employee retirement benefits | 2,107 | 2,085 | (22) | 2,006 |
| Reserve for retirement benefits for directors and corporate auditors | 1,060 | 1,213 | 152 | - |
| Reserve for possible losses related to land trust | 9,934 | 6,741 | (3,192) | 6,812 |
| Deferred tax liabilities | 24,346 | 14,339 | (10,006) | 24,273 |
| Acceptances and guarantees | 711,121 | 633,483 | (77,637) | 935,516 |
| **Total liabilities** | **12,953,158** | **13,397,729** | **444,570** | **12,931,013** |
| **NET ASSETS** | | | | |
| Common stock and preferred stock | 261,608 | 261,608 | - | 261,608 |
| Capital surplus | 127,342 | 127,349 | 7 | 127,340 |
| Retained earnings | 378,812 | 432,876 | 54,063 | 350,722 |
| Treasury stock | (195) | (257) | (62) | (135) |
| Total owners' equity | 767,568 | 821,576 | 54,008 | 739,536 |
| Net unrealized gains on available-for-sale securities | 259,248 | 178,524 | (80,724) | 214,465 |
| Net deferred losses on hedging instruments, net of taxes | (7,439) | (3,417) | 4,022 | (8,836) |
| Land revaluation defference | (15,532) | (15,532) | - | (15,527) |
| Foreign currency translation adjustments | 53 | 63 | 10 | (208) |
| Total valuation and translation adjustments | 236,329 | 159,638 | (76,691) | 189,893 |
| Minority interest | 133,467 | 105,335 | (28,131) | 100,725 |
| **Total nets assets** | **1,137,364** | **1,086,550** | **(50,814)** | **1,030,155** |
| **Total liabilities, and net assets** | **14,090,523** | **14,484,279** | **393,756** | **13,961,169** |

<Note>Amounts less than one million yen are omitted

# Chuo Mitsui Trust Holdings, Inc.

## Consolidated Statements of Income

| (in millions of yen) | 3rd Quarter FY 2006 | 3rd Quarter FY 2007 | Change | FY 2006 |
|---|---|---|---|---|
| **Ordinary income** | 316,868 | 346,936 | 30,068 | 447,101 |
| Trust fees | 54,183 | 50,450 | (3,732) | 75,565 |
| Interest income | 104,923 | 155,396 | 50,473 | 161,448 |
| Interest on loans and bills discounted | 59,976 | 86,205 | 26,228 | 84,450 |
| Interest and dividends on securities | 40,714 | 63,270 | 22,555 | 70,958 |
| Fees and commissions | 93,524 | 95,328 | 1,803 | 133,119 |
| Trading gains | 2,988 | 1,473 | (1,514) | 3,291 |
| Other operating income | 2,324 | 7,819 | 5,494 | 6,491 |
| Other income | 58,923 | 36,467 | (22,456) | 67,185 |
| **Ordinary expenses** | 213,814 | 241,651 | 27,836 | 287,127 |
| Interest expenses | 42,481 | 74,099 | 31,617 | 62,607 |
| Interest on deposits | 17,285 | 29,441 | 12,156 | 25,456 |
| Fees and commissions | 11,493 | 11,008 | (484) | 15,059 |
| Trading losses | 93 | - | (93) | 120 |
| Other operating expenses | 4,492 | 3,822 | (670) | 5,846 |
| General and administrative expenses | 101,968 | 105,064 | 3,096 | 121,725 |
| Other expenses | 53,285 | 47,655 | (5,629) | 81,768 |
| **Ordinary profits** | 103,053 | 105,285 | 2,231 | 159,973 |
| **Extraordinary profits** | 21,827 | 5,354 | (16,473) | 20,904 |
| **Extraordinary losses** | 332 | 540 | 207 | 1,245 |
| **Income before income taxes and minority interests** | 124,548 | 110,099 | (14,449) | 179,632 |
| **Provision for income taxes** | 12,116 | 10,889 | (1,226) | 19,003 |
| **Deferred income taxes** | 23,292 | 31,935 | 8,642 | 41,905 |
| **Minority interests in net income** | 4,431 | 4,206 | (224) | 5,930 |
| **Net income** | 84,708 | 63,067 | (21,640) | 112,793 |

<Note>Amounts less than one million yen are omitted

# Chuo Mitsui Trust Holdings, Inc.

## Consolidated Statement of Changes in Net Asset

(from April 1, 2006 to December 31, 2006) (in millions of yen)

| | Owners' Equity | | | | |
|---|---|---|---|---|---|
| | Common Stock and Preferred Stock | Capital Surplus | Retained Earnings | Treasury Stock | Total Owners' Equity |
| Balance at the end of previous period | 261,579 | 126,297 | 274,583 | (1,090) | 661,369 |
| Changes of items during the period | | | | | |
| Convertion of convertible bonds | 29 | 29 | - | - | 58 |
| Dividends from surplus | - | - | (8,569) | - | (8,569) |
| Net income | - | - | 84,708 | - | 84,708 |
| Acquisition of treasury stock | - | - | - | (183) | (183) |
| Disposal of treasury stock | - | 1,014 | - | 1,138 | 2,152 |
| Net changes of items other than owners' equity | - | - | - | - | - |
| Total changes of items during the period | 29 | 1,043 | 76,138 | 954 | 78,166 |
| Balance at the end of the current period | 261,608 | 127,340 | 350,722 | (135) | 739,535 |

| | Valuation and Translation Adjustments | | | | | Minority Interests | Total Net Assets |
|---|---|---|---|---|---|---|---|
| | Net Unrealized Gains on Available-for-Sale Securities | Net Deferred Losses on Hedging Instruments, Net of Tax | Land Revaluation Defference | Foreign Currency Translation Adjustments | Total Valuation and Translation Adjustments | | |
| Balance at the end of previous period | 213,547 | - | (15,527) | (539) | 197,480 | 106,541 | 965,391 |
| Changes of items during the period | | | | | | | |
| Convertion of convertible bonds | - | - | - | - | - | - | 58 |
| Dividends from surplus | - | - | - | - | - | - | (8,569) |
| Net income | - | - | - | - | - | - | 84,708 |
| Acquisition of treasury stock | - | - | - | - | - | - | (183) |
| Disposal of treasury stock | - | - | - | - | - | - | 2,152 |
| Net changes of items other than owners' equity | 918 | (8,836) | - | 330 | (7,586) | (5,816) | (13,403) |
| Total changes of items during the period | 918 | (8,836) | - | 330 | (7,586) | (5,816) | 64,763 |
| Balance at the end of the current period | 214,465 | (8,836) | (15,527) | (208) | 189,893 | 100,725 | 1,030,155 |

<Note>Amounts less than one million yen are omitted

(from April 1, 2007 to December 31, 2007) (in millions of yen)

| | Owners' Equity | | | | |
|---|---|---|---|---|---|
| | Common Stock and Preferred Stock | Capital Surplus | Retained Earnings | Treasury Stock | Total Owners' Equity |
| Balance at the end of previous period | 261,608 | 127,342 | 378,812 | (195) | 767,568 |
| Changes of items during the period | | | | | |
| Dividends from surplus | - | - | (9,003) | - | (9,003) |
| Net income | - | - | 63,067 | - | 63,067 |
| Acquisition of treasury stock | - | - | - | (113) | (113) |
| Disposal of treasury stock | - | 7 | - | 51 | 58 |
| Net changes of items other than owners' equity | - | - | - | - | - |
| Total changes of items during the period | - | 7 | 54,063 | (62) | 54,008 |
| Balance at the end of the current period | 261,608 | 127,349 | 432,876 | (257) | 821,576 |

| | Valuation and Translation Adjustments | | | | | Minority Interests | Total Net Assets |
|---|---|---|---|---|---|---|---|
| | Net Unrealized Gains on Available-for-Sale Securities | Net Deferred Losses on Hedging Instruments, Net of Tax | Land Revaluation Defference | Foreign Currency Translation Adjustments | Total Valuation and Translation Adjustments | | |
| Balance at the end of previous period | 259,248 | (7,439) | (15,532) | 53 | 236,329 | 133,467 | 1,137,364 |
| Changes of items during the period | | | | | | | |
| Dividends from surplus | - | - | - | - | - | - | (9,003) |
| Net income | - | - | - | - | - | - | 63,067 |
| Acquisition of treasury stock | - | - | - | - | - | - | (113) |
| Disposal of treasury stock | - | - | - | - | - | - | 58 |
| Net changes of items other than owners' equity | (80,724) | 4,022 | - | 10 | (76,691) | (28,131) | (104,822) |
| Total changes of items during the period | (80,724) | 4,022 | - | 10 | (76,691) | (28,131) | (50,814) |
| Balance at the end of the current period | 178,524 | (3,417) | (15,532) | 63 | 159,638 | 105,335 | 1,086,550 |

<Note>Amounts less than one million yen are omitted

(from April 1, 2006 to March 31, 2007) (in millions of yen)

| | Owners' Equity | | | | |
|---|---|---|---|---|---|
| | Common Stock and Preferred Stock | Capital Surplus | Retained Earnings | Treasury Stock | Total Owners' Equity |
| Balance at the end of previous period | 261,579 | 126,297 | 274,583 | (1,090) | 661,369 |
| Changes of items during the period | | | | | |
| Conversion of convertible bonds | 29 | 29 | - | - | 58 |
| Dividends from surplus | - | - | (8,569) | - | (8,569) |
| Net income | - | - | 112,793 | - | 112,793 |
| Acquisition of treasury stock | - | - | - | (246) | (246) |
| Disposal of treasury stock | - | 1,015 | - | 1,141 | 2,157 |
| Reversal of land revaluation difference | - | - | 5 | - | 5 |
| Net changes of items other than owners' equity | - | - | - | - | - |
| Total changes of items during the period | 29 | 1,045 | 104,229 | 894 | 106,198 |
| Balance at the end of the current period | 261,608 | 127,342 | 378,812 | (195) | 767,568 |

| | Valuation and Translation Adjustments | | | | | Minority Interests | Total Net Assets |
|---|---|---|---|---|---|---|---|
| | Net Unrealized Gains on Available-for-Sale Securities | Net Deferred Losses on Hedging Instruments, Net of Tax | Land Revaluation Defference | Foreign Currency Translation Adjustments | Total Valuation and Translation Adjustments | | |
| Balance at the end of previous period | 213,547 | - | (15,527) | (539) | 197,480 | 106,541 | 965,391 |
| Changes of items during the period | | | | | | | |
| Conversion of convertible bonds | - | - | - | - | - | - | 58 |
| Dividends from surplus | - | - | - | - | - | - | (8,569) |
| Net income | - | - | - | - | - | - | 112,793 |
| Acquisition of treasury stock | - | - | - | - | - | - | (246) |
| Disposal of treasury stock | - | - | - | - | - | - | 2,157 |
| Reversal of land revaluation difference | - | - | - | - | - | - | 5 |
| Net changes of items other than owners' equity | 45,701 | (7,439) | (5) | 592 | 38,849 | 26,925 | 65,774 |
| Total changes of items during the period | 45,701 | (7,439) | (5) | 592 | 38,849 | 26,925 | 171,973 |
| Balance at the end of the current period | 259,248 | (7,439) | (15,532) | 53 | 236,329 | 133,467 | 1,137,364 |

<Note>Amounts less than one million yen are omitted.

# Financial Highlights for 3rd Quarter of FY3/08

January 31, 2008

Chuo Mitsui Trust Holdings, Inc.

[Table of Contents]



Note : Capital adequacy ratio will be announced as calculation is completed.

Figures for the 3rd Quarter of FY3/08 have not been audited.

## 1.Summary of Profit and Loss

(1) Chuo Mitsui Trust Holdings, Non-consolidated

(Yen billion) 《Reference》

| | 3Q FY3/08 | Change | 3Q FY3/07 | FY3/07 |
|---|---|---|---|---|
| Operating income | 32.0 | 6.7 | 25.2 | 25.8 |
| Operating profit | 26.8 | 5.9 | 20.9 | 19.6 |
| Ordinary profit | 26.6 | 6.0 | 20.6 | 19.1 |
| Net income | 26.6 | 6.0 | 20.6 | 19.1 |

(2) Chuo Mitsui Trust Holdings, Consolidated

(Yen billion) 《Reference》

| | 3Q FY3/08 | Change | 3Q FY3/07 | FY3/07 |
|---|---|---|---|---|
| Ordinary income | 346.9 | 30.0 | 316.8 | 447.1 |
| Ordinary profit | 105.2 | 2.2 | 103.0 | 159.9 |
| Net income | 63.0 | (21.6) | 84.7 | 112.7 |

Number of consolidated subsidiaries and affiliates (No. of companies)

| | End-12/07 | Change | End-12/06 | End-3/07 |
|---|---|---|---|---|
| Consolidated subsidiaries | 26 | (1) | 27 | 27 |
| Affiliates accounted for by the equity methods | 3 | - | 3 | 3 |

(3)Combined totals from The Chuo Mitsui Trust and Banking[CMTB] and Chuo Mitsui Asset Trust and Banking[CMAB] , Non-consolidated

(Yen billion) 《Reference》

| | 3Q FY3/08 | Change | 3Q FY3/07 | FY3/07 |
|---|---|---|---|---|
| Gross operating profit | 201.8 | 18.3 | 183.4 | 275.3 |
| [Gross operating profit (after trust a/c credit costs)] | [199.2] | [21.1] | [178.0] | [269.7] |
| Trust fees | 53.0 | (6.5) | 59.6 | 81.1 |
| [Trust fees (after trust a/c credit costs)] | [50.4] | [(3.7)] | [54.2] | [75.6] |
| Fees on loan trusts and JODMTs*, before trust a/c credit costs (a) | 14.3 | (6.9) | 21.2 | 28.4 |
| Other trust fees (b) | 38.7 | 0.3 | 38.3 | 52.7 |
| Trust a/c credit costs (minus) | 2.5 | (2.8) | 5.4 | 5.5 |
| Net interest income (c) | 84.0 | 17.6 | 66.4 | 104.9 |
| Net fees and commissions (d) | 59.3 | 1.5 | 57.7 | 86.2 |
| Net trading profit | 1.4 | (1.4) | 2.8 | 3.1 |
| Net other operating profit | 3.9 | 7.1 | (3.2) | (0.2) |
| Net bond related profit | 5.5 | 8.6 | (3.1) | (0.1) |
| Operating expenses (minus) | 83.5 | 10.2 | 73.2 | 98.2 |
| Pre-provision profit | 118.3 | 8.1 | 110.2 | 177.0 |
| [Excluding net bond related profit] | [112.8] | [(0.5)] | [113.3] | [177.2] |
| Transfer to the general reserve (minus) | 4.7 | (2.7) | 7.5 | 16.3 |
| Net operating profit before trust a/c credit costs | 113.5 | 10.8 | 102.6 | 160.7 |
| Net operating profit | 110.9 | 13.7 | 97.2 | 155.1 |
| Net other profit | (6.3) | (7.5) | 1.2 | (1.0) |
| Net stock related profit | 13.2 | 4.3 | 8.8 | 8.6 |
| Banking a/c credit costs (minus) | 10.2 | 6.3 | 3.8 | 7.9 |
| Recurring profit | 104.6 | 6.1 | 98.4 | 154.1 |
| Extraordinary profit | 4.1 | (16.6) | 20.8 | 18.1 |
| Net transfer from reserve for possible loan losses [Note] | - | (0.0) | 0.0 | 0.0 |
| Gains on return of securities from employee retirement benefit trusts | - | (15.8) | 15.8 | 15.8 |
| Net income before income taxes | 108.7 | (10.5) | 119.3 | 172.3 |
| Current income taxes (minus) | 7.7 | 0.6 | 7.1 | 10.5 |
| Deferred income taxes (minus) | 31.2 | 6.3 | 24.8 | 43.3 |
| Net income | 69.7 | (17.5) | 87.2 | 118.4 |

*JODMTs : Jointly Operated Designated Money Trust

[Note] In 3Q.FY3/07, net transfer from general reserve for possible loan losses is posted as extraordinary profit for CMAB.

| | 3Q FY3/08 | Change | 3Q FY3/07 | FY3/07 |
|---|---|---|---|---|
| Credit costs (minus) | 17.6 | 0.7 | 16.8 | 29.7 |

《Reference》

| | 3Q FY3/08 | Change | 3Q FY3/07 | FY3/07 |
|---|---|---|---|---|
| Banking related profit (a)+(c) | 98.4 | 10.6 | 87.7 | 133.4 |
| Asset management business profit (b)+(d) | 98.0 | 1.9 | 96.1 | 138.9 |

《Reference》

(Yen billion)

| | CMTB, Non-consolidated | | | CMAB, Non-consolidated | | |
|---|---|---|---|---|---|---|
| | 3Q FY3/08 | Change | 3Q FY3/07 | 3Q FY3/08 | Change | 3Q FY3/07 |
| Gross operating profit | 170.0 | 16.9 | 153.1 | 31.8 | 1.4 | 30.3 |
| [Gross operating profit (after trust a/c credit costs)] | [167.4] | [19.7] | [147.6] | [31.8] | [1.4] | [30.3] |
| Trust fees | 20.0 | (6.4) | 26.5 | 32.9 | (0.0) | 33.0 |
| [Trust fees (after trust a/c credit costs)] | [17.4] | [(3.6)] | [21.1] | [32.9] | [(0.0)] | [33.0] |
| Fees on loan trusts and JODMTs*, before trust a/c credit costs (a) | 14.3 | (6.9) | 21.2 | - | - | - |
| Other trust fees (b) | 5.7 | 0.4 | 5.2 | 32.9 | (0.0) | 33.0 |
| Trust a/c credit costs (minus) | 2.5 | (2.8) | 5.4 | - | - | - |
| Net interest income (c) | 84.0 | 17.6 | 66.4 | (0.0) | (0.0) | 0.0 |
| Net fees and commissions (d) | 60.4 | 0.0 | 60.4 | (1.1) | 1.5 | (2.6) |
| Net trading profit | 1.4 | (1.4) | 2.8 | - | - | - |
| Net other operating profit | 3.9 | 7.1 | (3.2) | - | (0.0) | 0.0 |
| Net bond related profit | 5.5 | 8.6 | (3.1) | - | (0.0) | 0.0 |
| Operating expenses (minus) | 72.6 | 9.1 | 63.4 | 10.8 | 1.0 | 9.8 |
| Pre-provision profit | 97.3 | 7.7 | 89.6 | 20.9 | 0.3 | 20.5 |
| [Excluding net bond related profit] | [91.8] | [(0.9)] | [92.7] | [20.9] | [0.3] | [20.5] |
| Transfer to the general reserve (minus) | 4.7 | (2.7) | 7.5 | - | - | - |
| Net operating profit before trust a/c credit costs | 92.6 | 10.5 | 82.0 | 20.9 | 0.3 | 20.5 |
| Net operating profit | 90.0 | 13.3 | 76.6 | 20.9 | 0.3 | 20.5 |
| Net other profit | (5.5) | (7.6) | 2.1 | (0.8) | 0.0 | (0.9) |
| Net stock related profit | 13.2 | 4.3 | 8.8 | - | - | - |
| Banking a/c credit costs (minus) | 10.2 | 6.3 | 3.8 | - | - | - |
| Recurring profit | 84.4 | 5.6 | 78.8 | 20.1 | 0.4 | 19.6 |
| Extraordinary profit | 4.1 | (16.6) | 20.8 | (0.0) | (0.0) | (0.0) |
| Net transfer from reserve for possible loan losses [Note] | - | - | - | - | (0.0) | 0.0 |
| Gains on return of securities from employee retirement benefit trusts | - | (15.8) | 15.8 | - | - | - |
| Net income before income taxes | 88.6 | (10.9) | 99.6 | 20.1 | 0.4 | 19.6 |
| Current income taxes (minus) | 0.4 | 0.2 | 0.2 | 7.2 | 0.3 | 6.8 |
| Deferred income taxes (minus) | 30.4 | 6.5 | 23.9 | 0.8 | (0.1) | 0.9 |
| Net income | 57.7 | (17.7) | 75.4 | 11.9 | 0.1 | 11.7 |

*JODMTs : Jointly Operated Designated Money Trust

[Note] In 3Q.FY3/07, net transfer from general reserve for possible loan losses is posted as extraordinary profit for CMAB.

| | | | | | | |
|---|---|---|---|---|---|---|
| Credit costs (minus) | 17.6 | 0.7 | 16.8 | - | 0.0 | (0.0) |

《Reference》

| | | | | | | |
|---|---|---|---|---|---|---|
| Banking related profit (a)+(c) | 98.4 | 10.7 | 87.7 | (0.0) | (0.0) | 0.0 |
| Asset management business profit (b)+(d) | 66.1 | 0.4 | 65.7 | 31.8 | 1.4 | 30.3 |

## 2. Disclosure of Claims Classified under the Financial Revitalization Law

【CMTB, Non-consolidated】 (Yen billion) 《Reference》

| | End-12/07 (a) | (a-b) | (a-c) | End-9/07 (b) | End-3/07 (c) | End-12/06 |
|---|---|---|---|---|---|---|
| Claims under bankruptcy and virtual bankruptcy | 17.2 | 2.9 | 5.1 | 14.3 | 12.1 | 14.1 |
| Banking account | 14.7 | 3.0 | 5.0 | 11.6 | 9.6 | 11.3 |
| Trust account | 2.5 | (0.0) | 0.0 | 2.6 | 2.4 | 2.7 |
| Claims under high risk | 60.2 | (2.5) | 10.8 | 62.7 | 49.3 | 44.2 |
| Banking account | 45.4 | (2.3) | 4.7 | 47.7 | 40.6 | 35.8 |
| Trust account | 14.8 | (0.2) | 6.0 | 15.0 | 8.7 | 8.3 |
| Claims under close observation | 89.8 | 1.6 | 7.0 | 88.2 | 82.8 | 82.1 |
| Banking account | 77.5 | 2.2 | 7.6 | 75.2 | 69.8 | 68.5 |
| Trust account | 12.3 | (0.5) | (0.5) | 12.9 | 12.9 | 13.6 |
| Total (A) | 167.4 | 2.0 | 23.0 | 165.3 | 144.3 | 140.5 |
| Banking account | 137.7 | 2.9 | 17.4 | 134.7 | 120.2 | 115.7 |
| Trust account | 29.7 | (0.8) | 5.5 | 30.5 | 24.1 | 24.7 |
| Total claims (B) | 8,380.2 | (171.3) | (78.4) | 8,551.5 | 8,458.7 | 8,445.1 |

(%)

| | | | | | | |
|---|---|---|---|---|---|---|
| Non-performing claims ratio (A)/(B) | 1.9 | 0.0 | 0.2 | 1.9 | 1.7 | 1.6 |

3. Net Unrealized Gains (Losses) on Securities

【CMTB, Non-consolidated】

(Yen billion)

| | End-12/07 | | | | End-9/07 | | | | Change | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Acquisition cost (a) | Net unrealized gains (losses) (b) | Gains | Losses | Acquisition cost (c) | Net unrealized gains (losses) (d) | Gains | Losses | Acquisition cost (a-c) | Net unrealized gains (losses) (b-d) |
| Available-for-sale | 3,067.9 | 205.4 | 295.9 | 90.5 | 3,223.3 | 246.8 | 340.1 | 93.3 | (155.4) | (41.4) |
| Stocks | 454.5 | 279.8 | 293.4 | 13.5 | 452.9 | 326.5 | 337.1 | 10.5 | 1.6 | (46.7) |
| Bonds | 1,592.8 | (39.9) | 0.3 | 40.2 | 1,715.7 | (51.0) | 0.0 | 51.0 | (122.8) | 11.1 |
| Others | 1,020.4 | (34.5) | 2.2 | 36.7 | 1,054.6 | (28.7) | 3.0 | 31.7 | (34.1) | (5.8) |
| Held-to-maturity | 744.2 | 2.9 | 4.9 | 1.9 | 716.2 | (0.1) | 1.4 | 1.6 | 28.0 | 3.1 |

| | End-3/07 | | | | Change | |
|---|---|---|---|---|---|---|
| | Acquisition cost (e) | Net unrealized gains (losses) (f) | Gains | Losses | Acquisition cost (a-e) | Net unrealized gains (losses) (b-f) |
| Available-for-sale | 2,762.2 | 311.1 | 382.5 | 71.4 | 305.6 | (105.7) |
| Stocks | 439.8 | 373.4 | 375.9 | 2.4 | 14.7 | (93.6) |
| Bonds | 1,414.3 | (54.7) | 0.0 | 54.7 | 178.4 | 14.8 |
| Others | 908.0 | (7.6) | 6.6 | 14.2 | 112.4 | (26.8) |
| Held-to-maturity | 695.9 | (1.0) | 0.7 | 1.8 | 48.3 | 4.0 |

《Reference》

| | End-12/06 | | | |
|---|---|---|---|---|
| | Acquisition cost | Net unrealized gains (losses) | Gains | Losses |
| Available-for-sale | 3,092.0 | 236.0 | 313.7 | 77.7 |
| Stocks | 425.4 | 303.7 | 307.6 | 3.8 |
| Bonds | 1,950.3 | (60.2) | 0.4 | 60.7 |
| Others | 716.2 | (7.3) | 5.7 | 13.0 |
| Held-to-maturity | 673.5 | (2.7) | 0.2 | 2.9 |

【Chuo Mitsui Trust Holdings, Consolidated】

(Yen billion)

| | End-12/07 | | | | End-9/07 | | | | Change | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Acquisition cost (a) | Net unrealized gains (losses) (b) | Gains | Losses | Acquisition cost (c) | Net unrealized gains (losses) (d) | Gains | Losses | Acquisition cost (a-c) | Net unrealized gains (losses) (b-d) |
| Available-for-sale | 3,254.9 | 262.4 | 358.0 | 95.6 | 3,405.2 | 317.4 | 413.5 | 96.0 | (150.2) | (54.9) |
| Stocks | 531.3 | 332.3 | 350.6 | 18.3 | 529.6 | 391.9 | 405.2 | 13.2 | 1.6 | (59.6) |
| Bonds | 1,691.7 | (39.9) | 0.3 | 40.2 | 1,814.6 | (51.0) | 0.0 | 51.0 | (122.8) | 11.0 |
| Others | 1,031.8 | (29.9) | 7.0 | 36.9 | 1,060.9 | (23.5) | 8.2 | 31.7 | (29.0) | (6.3) |
| Held-to-maturity | 744.4 | 2.9 | 4.9 | 1.9 | 716.3 | (0.1) | 1.4 | 1.6 | 28.0 | 3.1 |

| | End-3/07 | | | | Change | |
|---|---|---|---|---|---|---|
| | Acquisition cost (e) | Net unrealized gains (losses) (f) | Gains | Losses | Acquisition cost (a-e) | Net unrealized gains (losses) (b-f) |
| Available-for-sale | 2,954.3 | 393.7 | 465.9 | 72.1 | 300.6 | (131.3) |
| Stocks | 517.6 | 450.1 | 453.3 | 3.1 | 13.6 | (117.8) |
| Bonds | 1,522.2 | (54.6) | 0.0 | 54.7 | 169.5 | 14.7 |
| Others | 914.4 | (1.7) | 12.5 | 14.2 | 117.4 | (28.1) |
| Held-to-maturity | 696.0 | (1.0) | 0.7 | 1.8 | 48.3 | 4.0 |

《Reference》

| | End-12/06 | | | |
|---|---|---|---|---|
| | Acquisition cost | Net unrealized gains (losses) | Gains | Losses |
| Available-for-sale | 3,222.4 | 317.8 | 396.2 | 78.3 |
| Stocks | 496.1 | 380.3 | 384.8 | 4.5 |
| Bonds | 2,003.6 | (60.3) | 0.4 | 60.7 |
| Others | 722.5 | (2.1) | 10.9 | 13.0 |
| Held-to-maturity | 673.6 | (2.7) | 0.2 | 2.9 |

## 4. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion)

| | End-12/07 (a) | (a-b) | (a-c) | End-9/07 (b) | End-3/07 (c) |
|---|---|---|---|---|---|
| Interest rate transactions | (4.4) | 4.2 | 4.1 | (8.6) | (8.5) |
| Interest rate swaps | (4.4) | 4.2 | 4.1 | (8.6) | (8.5) |
| Currency transactions | 0.9 | (0.1) | (0.0) | 1.1 | 1.0 |
| Stock transactions | - | - | - | - | - |
| Bond transactions | - | - | - | - | - |
| Total | (3.4) | 4.0 | 4.0 | (7.4) | (7.4) |

[Note] After application of deferred tax accounting

## 5. Deposits and Loans

### (1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion) 《Reference》

| | | End-12/07 (a) | (a-b) | (a-c) | End-9/07 (b) | End-3/07 (c) | End-12/06 |
|---|---|---|---|---|---|---|---|
| Banking Account | Deposits | 8,219.7 | 120.3 | 49.7 | 8,099.3 | 8,169.9 | 8,393.6 |
| | Loans | 7,450.2 | (154.5) | 72.1 | 7,604.7 | 7,378.0 | 7,259.4 |
| JODMTs | Principals | 1,072.8 | (16.7) | (111.7) | 1,089.6 | 1,184.6 | 1,213.8 |
| | Loans | 272.8 | (4.9) | 8.7 | 277.8 | 264.0 | 347.3 |
| Loan Trusts | Principals | 930.4 | (38.4) | (134.5) | 968.9 | 1,065.0 | 1,119.3 |
| | Loans | 400.9 | (13.6) | (89.9) | 414.5 | 490.8 | 512.7 |
| Total | Deposits & Principals | 10,223.1 | 65.2 | (196.6) | 10,157.9 | 10,419.7 | 10,726.8 |
| | Loans | 8,124.0 | (173.1) | (8.9) | 8,297.1 | 8,133.0 | 8,119.5 |

JOMTs: Jointly-operated designated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JODMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

### (2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account (Yen billion) 《Reference》

| | End-12/07 (a) | (a-b) | (a-c) | End-9/07 (b) | End-3/07 (c) | End-12/06 |
|---|---|---|---|---|---|---|
| Individuals | 6,343.6 | 141.9 | 120.8 | 6,201.6 | 6,222.7 | 6,432.7 |
| Corporations | 1,577.4 | (19.5) | (104.7) | 1,596.9 | 1,682.1 | 1,700.2 |
| Others | 284.4 | 3.4 | 49.6 | 280.9 | 234.8 | 216.4 |
| Total | 8,205.4 | 125.8 | 65.7 | 8,079.5 | 8,139.7 | 8,349.4 |

[Note] Japan Offshore Market accounts are excluded.

# 6.Balance Sheets (Trust Account)

【CMTB, Non-consolidated】

(Yen billion)

| | End-12/07 (a) | (a-b) | (a-c) | End-9/07 (b) | End-3/07 (c) | 【Reference】 End-12/06 |
|---|---|---|---|---|---|---|
| Total assets | 7,338.9 | 214.3 | 447.6 | 7,124.6 | 6,891.3 | 6,588.7 |
| Loans and bills discounted | 695.0 | (19.6) | (84.6) | 714.7 | 779.6 | 887.6 |
| Securities | 14.0 | (0.1) | (13.5) | 14.1 | 27.5 | 50.9 |
| Beneficiary rights | 1.9 | (0.2) | (0.9) | 2.2 | 2.9 | 3.2 |
| Securities held in custody accounts | 0.2 | (0.0) | 0.0 | 0.2 | 0.2 | 0.2 |
| Monetary claims | 1.4 | (0.0) | (0.3) | 1.4 | 1.7 | 2.0 |
| Tangible Fixed Assets | 5,235.6 | 260.4 | 635.4 | 4,975.1 | 4,600.2 | - |
| Intangible Fixed Assets | 16.4 | 3.8 | 8.9 | 12.5 | 7.4 | - |
| Premises and equipment | - | - | - | - | - | 4,210.1 |
| Surface rights | - | - | - | - | - | 0.6 |
| Lease rights | - | - | - | - | - | 6.8 |
| Other claims | 56.2 | 6.0 | 9.7 | 50.2 | 46.4 | 46.5 |
| Due from banking account | 1,101.4 | (27.7) | (120.2) | 1,129.2 | 1,221.7 | 1,175.3 |
| Cash and due from banks | 216.4 | (8.2) | 13.2 | 224.6 | 203.1 | 204.9 |
| Total liabilities | 7,338.9 | 214.3 | 447.6 | 7,124.6 | 6,891.3 | 6,588.7 |
| Money trusts | 1,071.6 | (9.3) | (86.1) | 1,080.9 | 1,157.7 | 1,187.0 |
| Property formation benefit trusts | 15.1 | (0.5) | (1.1) | 15.7 | 16.3 | 16.0 |
| Loan trusts | 702.5 | (37.8) | (133.3) | 740.3 | 835.8 | 891.3 |
| Money in trust other than money trusts | 0.3 | (0.0) | (0.0) | 0.3 | 0.3 | 0.3 |
| Securities in trust | 0.2 | (0.0) | 0.0 | 0.2 | 0.2 | 0.2 |
| Money claims in trust | 2.4 | (0.0) | (0.2) | 2.5 | 2.7 | 3.0 |
| Equipment in trust | - | - | (0.0) | - | 0.0 | 0.0 |
| Real estate in trust | 81.1 | 0.0 | 0.4 | 81.0 | 80.6 | 81.0 |
| General trusts | 5,465.5 | 262.1 | 668.2 | 5,203.3 | 4,797.2 | 4,409.4 |

【CMAB, Non-consolidated】

(Yen billion)

| | End-12/07 (a) | (a-b) | (a-c) | End-9/07 (b) | End-3/07 (b) | 【Reference】 End-12/06 |
|---|---|---|---|---|---|---|
| Total assets | 41,530.0 | 445.0 | 3,267.3 | 41,085.0 | 38,262.7 | 39,558.0 |
| Securities | 8,257.7 | 17.5 | 623.0 | 8,240.2 | 7,634.7 | 7,440.4 |
| Beneficiary rights | 31,420.0 | 489.1 | 2,672.9 | 30,930.8 | 28,747.0 | 30,283.8 |
| Monetary claims | 1,718.5 | (55.0) | (69.6) | 1,773.6 | 1,788.2 | 1,744.5 |
| Other claims | 75.5 | 2.8 | 42.5 | 72.7 | 32.9 | 31.1 |
| Due from banking account | 0.1 | (0.5) | (0.6) | 0.7 | 0.8 | 0.3 |
| Cash and due from banks | 57.9 | (8.8) | (0.8) | 66.7 | 58.7 | 57.6 |
| Total liabilities | 41,530.0 | 445.0 | 3,267.3 | 41,085.0 | 38,262.7 | 39,558.0 |
| Money trusts | 17,460.4 | 313.5 | 1,281.8 | 17,146.8 | 16,178.5 | 17,197.0 |
| Pension trusts | 6,836.2 | (6.5) | 178.6 | 6,842.8 | 6,657.5 | 6,419.0 |
| Investment trusts | 12,550.3 | 59.0 | 1,527.6 | 12,491.3 | 11,022.7 | 10,475.7 |
| Money in trust other than money trusts | 537.4 | 112.9 | 118.9 | 424.4 | 418.4 | 403.0 |
| Securities in trust | 1,279.4 | 7.4 | 174.8 | 1,271.9 | 1,104.6 | 998.8 |
| Money claims in trust | 1,747.6 | (58.3) | (73.3) | 1,805.9 | 1,820.9 | 1,773.7 |
| General trusts | 1,118.5 | 16.9 | 58.6 | 1,101.6 | 1,059.8 | 2,290.6 |

## 《Reference》 Status of Overseas Investment/Lending and Status of Loans to Consumer Finance Companies

1. Status of Overseas Investments/Lending (Excluding Foreign Bonds and Agency MBS)

(1)Market Value Available (Securities)

(Yen billion)

| | End-12/07 | | Note |
|---|---|---|---|
| | Acquisition cost | Unrealized gain/loss | |
| Subprime Loans/Investments | None | | |
| Others | 124.0 | (5.7) | |
| CDO | 10.0 | (2.1) | Managed synthetic CDO (*1) |
| Investment Trusts (Bond Funds) | 4.8 | (0.1) | Investments mainly to public and corporate bonds, domestic and foreign (*2) |
| Investment Trusts (Credit Funds) | 24.9 | (1.1) | Investments mainly to bank loans towards US companies |
| Investment Trusts (Stock Funds, etc.) | 11.0 | (1.7) | Market neutral funds of US equities, etc |
| Foreign Bonds, etc. | 73.1 | (0.5) | Overseas corporate bonds, etc |
| Total | 124.0 | (5.7) | (*3) |

(2) Market Value Unavailable (Loans・Securities・Acceptances and Guarantees)

(Yen billion)

| | End-12/07 |
|---|---|
| | Balance |
| Subprime Loans/Investments | None |
| Others | 110.6 |
| Corporate Loans | 98.7 |
| Securities of Non-listed Companies | 7.5 |
| Acceptances and Guarantees (Corporate) | 4.2 |
| Total | 110.6 |

Notes :

*1 Underlying reference portfolio of CDO consists of 116 companies, and includes 4 monoline insurance companies, which amounts to ¥0.3 billion, or 3.6% of the total.

*2 As of the end of September 2007, we held ¥30 billion of investment trusts which had investments in ABS backed by US home equity loan which amounts to ¥3.1 billion. However, the above investment trusts had been sold off by the end of December 2007, with a realized loss of ¥0.2 billion.

*3 Other than the above CDO, there is no direct or indirect investments/lending related to monoline insurance companies.

In addition, there is no investments/lending guaranteed or insured by monoline insurance companies.

2.Status of Loans to Consumer Finance Companies

Balance of loans to consumer finance companies and nonbank financial institutions (*1) as of the end of 3/07, 9/07, and 12/07 was ¥231.9 billion, ¥216.6 billion, and ¥203.6 billion, respectively.

Balance of loans to consumer finance companies (*2) as of the end of 3/07, 9/07, and 12/07 was ¥78.0 billion, ¥60.6 billion, and ¥54.3 billion, respectively.

*1 Loan providers which apply interest rates in excess of the upper limit set by the Interest Rate Restriction Law. (consumer finance companies, consumer credit companies, credit card companies, etc.)

*2 Loan providers whose consumer loan balance exceeds 50% of total loan balance, and the unsecured loan balance (excluding residential) accounts for the highest proportion. (Excludes credit card companies and consumer credit companies)



END